July 25, 2012	News Release 12-13

     SILVER STANDARD REPORTS SIGNIFICANT SILVER AND ZINC
MINERALIZATION IN THE CORTADERAS TARGET AREA AT PIRQUITAS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) reported significant silver and zinc mineralization intercepts within the first eight holes drilled in the Cortaderas target area during its 2012 exploration program at the Pirquitas mine in Jujuy, Argentina. Select assay results from the first eight holes completed include:

- DDH-230: 24 meters at 1,764 g/t Ag and 4.9% Zn
- DDH-231: 78 meters at 756 g/t Ag and 9.8% Zn
- DDH-232: 25 meters at 425 g/t Ag and 4.4% Zn
- DDH-233: 69 meters at 324 g/t Ag and 5.8% Zn

Ron Burk, Vice President of Exploration, commented: “These drill results again highlight the growing potential of the resources discovered last year in the Cortaderas target area, situated approximately 300 meters north of the open-pit. The eight reported drill holes tested for and confirmed the lateral continuation of the Cortaderas Breccia resource. The high-grade breccia-hosted mineralization intersected by holes DDH-230 and DDH-231 is very similar to the style of mineralization previously intersected by holes DDH-167 and DDH-2141. Based on the results of these drill holes, we are confident the Cortaderas Breccia body will be extended by 50 meters to the west, east and south, with the east and west margins remaining open.”

As of July 25th the Company had completed approximately 19,000 meters of a planned 28,000-meter drilling program on the property using two drill rigs. The Company plans to accelerate drilling on the property during the second half of the year using a third rig that was recently delivered to the site. The drill holes are spaced such that the density of assay data should allow the Company to reclassify inferred resources to the indicated category. Additionally, the drill program is designed to increase Silver Standard’s previously estimated Cortaderas Valley and Cortaderas Breccia inferred mineral resources as described in our latest NI 43-101 compliant technical report dated December 23, 2011. Periodic updates will be provided as assay results become available.

________________________
1 Reported in our Third Quarter 2011 Results news release (November 9, 2011).

Details of the Cortaderas Breccia intercepts received to date are presented in Table 1 and Figure 1, respectively. Note that the drill holes reported are oriented at shallow angles to the inferred plunge orientation of the mineralized breccia body. The current drilling program includes drill holes that will intersect the mineralized breccia zone at orientations that are expected to enable the Company to estimate the true thickness of the body.

Table 1: Significant Cortaderas Breccia intercepts as of July 25th, 2012

DRILL HOLE	FROM (m)	TO (m)	INTERVAL (m)	Ag (g/t)	Zn (%)
DDH-225	140.20	307.55	167.35	30.32	2.18
DDH-227	110.00	128.00	18.00	40.35	3.85
DDH-228	111.00	130.75	19.75	36.91	3.17
	139.68	144.00	4.32	43.35	3.32
DDH-229	87.00	160.25	73.25	77.04	5.32
	372.00	384.00	12.00	89.10	8.02
DDH-230	188.00	214.00	26.00	84.80	4.60
	297.00	330.00	33.00	118.38	6.22
	338.00	354.00	16.00	56.88	4.33
	380.80	404.56	23.76	1,763.73	4.91
	435.92	490.00	54.08	798.29	15.60
DDH-231	220.00	298.00	77.38	756.11	9.78
DDH-232	188.00	240.40	52.40	66.46	3.37
	298.80	311.00	12.20	369.43	4.48
	332.00	356.85	24.85	425.36	4.40
	411.30	418.83	7.53	99.02	5.19
DDH-233	126.00	195.33	69.33	324.22	5.76

Notes to Table 1:
1.	Drill holes are oriented at shallow angles to the inferred plunge orientation of mineralized breccia body.
2.	Mineralized intercepts are not true thicknesses. Thicknesses are to be determined with follow-up drilling.
3.	The assay data presented in Figure 1 have not been capped (top-cut).
4.	Reported intervals were selected above a 20 g/t Ag cut-off.

Figure 1: Location of eight new drill holes described in Table 1

Source: Silver Standard Resources

Jeremy Vincent, B.Sc. (Hons.), P.Geo., Senior Geologist, for Silver Standard, is a Qualified Person (QP) as defined in National Instrument 43-101 and has approved the technical information in this news release. Standard drill hole core logging and sampling techniques were used. All drill hole core samples were submitted for preparation and analysis by ALS Chemex at its facilities in Mendoza, Argentina. All samples were analyzed using ‘near total’ four acid digestion followed by 34 element atomic emission ICP spectroscopy. Over limit Ag (>200 g/t) and Zn (>10%) grades were re-analyzed using a four acid digestion with an AAS finish. Ag grades still over limit (i.e., >1,500 g/t) were analyzed by fire assay with a gravimetric finish. Silver Standard employs a rigorous QA/QC program, which includes real-time assay quality monitoring through the frequent insertion of blanks, duplicates, and certified reference standards, the submission of samples to an independent third party laboratory, as well as reviewing laboratory-provided QA/QC data.

SOURCE: Silver Standard Resources Inc.

Contact:

Steve Hards
Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
E-mail: invest@silverstandard.com

Silver Standard’s current NI 43-101 Technical Report on the Pirquitas Mine, effective date December 23, 2011, is filed with SEDAR and on the company’s website.

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within Canadian securities laws (collectively "forward-looking statements"), such as statements regarding the drilling campaign and mineralization and economic prospects of the Company’s projects, mineral reserve and mineral resource estimates, estimates and expectations of future mineral production and costs per ounce of silver at the Pirquitas Mine, future plans or future revenues, and the timing of development or potential expansion or improvements at the Company’s operations. Forward-looking statements are statements that are not historical facts and are often identified by such words as "estimates", "expects", "plans", "intends" or variations thereof, or stating that certain actions or results "may", "could", “should”, "might" or "will" be taken, occur or be achieved. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, inherent risks involved in the exploration of mineral properties; the uncertainties related to resource estimates and interpreting drilling results and other geological data; changes in prices for the Company’s mineral products or increases in input costs; variances in ore grade; mill throughput, or recovery rates from those assumed in mining plans; changes in economic conditions or financial markets; litigation, tax, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; labour relations matters; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F, and in the Management Discussion and Analysis and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The TSX has neither approved nor disapproved of the information contained herein.

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046